Filed by South Mountain Merger Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: South Mountain Merger Corp.
Commission File No.: 001-38947
Date: December 2, 2020

Billtrust Announces Financial Highlights for the Three- and Nine-Month
Periods Ended September 30, 2020

Record Quarterly Total Revenue of $38.3 Million and Net Revenue* of $28.8 Million
Reaffirms Financial Guidance for the Full Year 2020

LAWRENCEVILLE, NJ, December 2, 2020 – Billtrust, a leading provider of cloud-based software and integrated payment processing solutions, along with South Mountain Merger Corp. (Nasdaq: SMMC) (“South Mountain”), a publicly traded special purpose acquisition company, today announced financial highlights for Billtrust for the three- and nine-month periods ended September 30, 2020.

Flint Lane, Founder and CEO of Billtrust, commented, “I am very pleased with our financial results, in particular our year-over-year total revenue growth of 9% and net revenue growth of 15% in the third quarter. Our strong growth in the third quarter exceeded our year-over-year total revenue and net revenue growth of 5% and 11%, respectively, in the first six months of 2020, an indication that our customers are figuring out ways to operate in the pandemic. We believe these numbers are evidence of the strength of our comprehensive B2B payments solutions and of the significant value we create for our customers. We remain incredibly excited about our pending merger with South Mountain and look forward to executing upon our shared vision to grow and scale the business.”

Financial Highlights for the Three Months Ended September 30, 2020, as Compared to the Same Period in 2019

•
Total Payment Volume (“TPV”), the dollar value of customer payment transactions that Billtrust processes on its platform during a particular period, increased 22% year-over-year to $14.9 billion from $12.2 billion in 2019

•	Total revenue increased 9% year-over-year to $38.3 million from $35.1 million in 2019
•	Net revenue* increased 15% year-over-year to $28.8 million from $25.0 million in 2019
•	Subscription and transaction fees related to the software and payments segment increased 17% year-over-year to $21.4 million from $18.2 million in 2019
•	Total revenues, less costs of revenue, excluding depreciation and amortization, increased 19% year-over-year to $20.2 million from $17.0 million in 2019
•	Adjusted gross profit* increased 20% year-over-year to $20.3 million from $17.0 million in 2019

Financial Highlights for the Nine Months Ended September 30, 2020, as Compared to the Same Period in 2019

•	TPV increased 26% year-over-year to $39.3 billion from $31.1 billion in 2019
•	Total revenue increased 7% year-over-year to $107.0 million from $100.3 million in 2019
•	Net revenue* increased 13% year-over-year to $79.0 million from $70.1 million in 2019
•	Subscription and transaction fees related to the software and payments segment increased 18% year-over-year to $59.1 million from $50.1 million in 2019
•	Total revenue, less costs of revenue, excluding depreciation and amortization, increased 18% year-over-year to $54.9 million from $46.4 million in 2019
•	Adjusted gross profit* increased 18% year-over-year to $55.0 million from $46.5 million in 2019

Outlook

Billtrust reaffirms its financial guidance for the full year 2020. The Company expects:

•	Total revenue of approximately $142 million, including reimbursable costs revenue
•	Net revenue* of $105 million
•	Adjusted gross profit and total revenue, less costs of revenue, excluding depreciation and amortization, of $73 million

* Net revenue and adjusted gross profit are non-GAAP measures. An explanation of these measures and how they are calculated can be found under the heading “Financial Information and Non-GAAP Financial Measures.” Reconciliations of these non-GAAP measures to the most directly comparable GAAP financial measures are included in the tables at the end of this press release.

About Billtrust

Billtrust is a leading provider of cloud-based software and integrated payment processing solutions that simplify and automate B2B commerce. Accounts receivable is broken and relies on conventional processes that are outdated, inefficient, manual and largely paper based. Billtrust is at the forefront of the digital transformation of AR, providing mission-critical solutions that span credit decisioning and monitoring, online ordering, invoice delivery, payments and remittance capture, cash application and collections. For more information, visit Billtrust.com.

About South Mountain Merger Corporation

South Mountain Merger Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving South Mountain and Billtrust. A full description of the terms of the transaction is included in the registration statement on Form S-4, which includes a proxy statement of South Mountain, a consent solicitation statement of Billtrust and prospectus of South Mountain, filed by South Mountain with the SEC on October 26, 2020 and amended in a filing by South Mountain with the SEC on November 25, 2020. South Mountain urges investors, stockholders and other interested persons to read, when declared effective by the SEC, the preliminary proxy statement/consent solicitation statement/prospectus as well as other documents filed with the SEC because these documents contain important information about South Mountain, Billtrust and the transaction. After the registration statement is declared effective, the definitive proxy statement/consent solicitation statement/prospectus to be included in the registration statement will be mailed to stockholders of South Mountain as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/consent solicitation statement/prospectus, without charge, by directing a request to: South Mountain Merger Corporation, 767 Fifth Avenue, 9th Floor, New York, NY 10153. The preliminary and definitive proxy statement/consent solicitation statement/prospectus to be included in the registration statement, once  declared effective by the SEC, can also be obtained, without charge, at the SEC’s website (www.sec.gov). The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

South Mountain and Billtrust, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of South Mountain is set forth in South Mountain’s preliminary proxy statement/consent solicitation statement/prospectus included in the registration statement on Form S-4, its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 20, 2020, and its Current Report on Form 8‑K, which was filed with the SEC on June 29, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction is set forth in the proxy statement/consent solicitation statement/prospectus when it is declared effective by the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of South Mountain or Billtrust, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes, and oral statement made from time to time by representatives of South Mountain and Billtrust may contain, statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include those under the heading “Outlook” herin or generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding  projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, South Mountain’s and Billtrust’s ability to consummate the transaction between them, the capabilities and benefits to customers of Billtrust’s technology platform, Billtrust’s ability to scale and grow its business and Billtrust’s ability to digitally transform the AR industry. These statements are based on various assumptions and on the current expectations of South Mountain’s and Billtrust’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of South Mountain and Billtrust. These forward looking statements are subject to a number of risks and uncertainties, including Billtrust’s ability to attract and retain customers and expand customers’ use of Billtrust’s products or services;  market, financial, political and legal conditions; the impact of the COVID-19 pandemic on Billtrust’s business and the global economy; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of South Mountain or Billtrust is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks related to future market adoption of Billtrust’s offerings; risks related to Billtrust’s market strategy and subscription business model; the effects of competition on Billtrust’s future business; the ability of South Mountain or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in South Mountain’s final prospectus filed on June 21, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020, and September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of South Mountain filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that South Mountain and Billtrust presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect South Mountain’s and Billtrust’s expectations, plans or forecasts of future events and views as of the date of this press release. South Mountain and Billtrust anticipate that subsequent events and developments will cause their assessments to change. However, while South Mountain and Billtrust may elect to update these forward-looking statements at some point in the future, South Mountain and Billtrust specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing South Mountain’s or Billtrust’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information and Non-GAAP Financial Measures

The financial information and data for the three-months ended September 2020 and 2019 contained in this press release does not conform to Regulation S-X. Billtrust’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, any of the financial information or data included in this press release for the three-months ended September 2020 and 2019. The financial information included in this press release is not a comprehensive statement of Billtrust’s financial results for the periods shown, and Billtrust’s actual results may differ materially from the financial information included in this presentation due to the completion of Billtrust’s financial closing procedures and final adjustments and other developments.  Accordingly, the financial information and data contained in this press release may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement, or prospectus to be filed by South Mountain with the SEC.

Some of the financial information and data contained in this press release, such as net revenue (non-GAAP) and Adjusted gross profit have not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Net revenue (non-GAAP) is defined as total revenues, less reimbursable costs revenue.  Adjusted gross profit is defined as (i) total revenues less (ii) total costs of revenue, excluding depreciation and amortization, plus (iii) stock based compensation expense included in total costs of revenue. South Mountain and Billtrust believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Billtrust’s financial condition and results of operations. South Mountain and Billtrust believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating actual and projected operating results and trends in and in comparing Billtrust’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Neither South Mountain nor Billtrust considers these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and other amounts that are required by GAAP to be recorded in Billtrust’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and other amounts are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, Billtrust presents non-GAAP financial measures in connection with GAAP results. Upon such registration statement being declared effective by the SEC, you should review Billtrust’s audited financial statements as well as interim financial statements, which are included in the registration statement on Forms S-4 filed on October 26, 2020, and S-4/A filed on November 25, 2020 relating to the proposed business combination.

Investor Contact:
BilltrustIR@icrinc.com

Media Contact:
Meredith Simpson
msimpson@billtrust.com

Condensed Statement of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Revenue:
Subscription, transaction and services	$28,808	$24,985	$78,978	$70,051
Reimbursable costs	9,486	10,129	28,052	30,277
Total revenue	38,294	35,114	107,030	100,328
Cost of revenue:
Cost of subscription, transaction and services	8,577	8,035	24,100	23,636
Cost of reimbursable costs	9,486	10,129	28,052	30,277
Total costs of revenues, excluding depreciation and amortization	18,063	18,164	52,152	53,913

Operating expenses:
Research and development	9,098	8,869	27,260	24,995
Sales and marketing	5,744	5,557	17,295	16,947
General and administrative	5,107	5,602	15,226	16,434
Depreciation and amortization	1,402	1,379	4,223	4,105
Total operating expenses	21,351	21,407	64,004	62,481
Loss from operations	(1,120)	(4,457)	(9,126)	(16,066)
Other income (expense):
Interest income	1	-	18	1
Interest expense	(1,120)	(413)	(3,405)	(982)
Other income (expense), net	(443)	(30)	(51)	(30)
Total other income (expense)	(1,562)	(443)	(3,438)	(1,011)
Loss before income taxes	(2,682)	(4,900)	(12,564)	(17,077)
(Provision) benefit for income taxes	(33)	(44)	(150)	(141)
Net loss and comprehensive loss	$(2,715)	$(4,944)	$(12,714)	$(17,218)

Reconciliation of GAAP to Non-GAAP Financial Information
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(in thousands)		(in thousands)
Total revenue	$38,294	$35,114	$107,030	$100,328
Less: Reimbursable costs revenue	$9,486	$10,129	$28,052	$30,277
Net Revenue (non-GAAP)	$28,808	$24,985	$78,978	$70,051

Total revenue	$38,294	$35,114	$107,030	$100,328
Less: Cost of revenue, excluding depreciation and amortization	$18,063	$18,164	$52,152	$53,913
Gross profit, excluding depreciation and amortization	$20,231	$16,950	$54,878	$46,415
Add: Stock based compensation expense	$77	$34	$166	$98
Adjusted Gross Profit	$20,308	$16,984	$55,044	$46,513